Free Writing Prospectus

Filed pursuant to Rule 433
Dated June 22, 2015
Relating to
Preliminary Prospectus Supplement dated June 22, 2015 to
Prospectus dated July 25, 2013
Registration Statement No. 333-190137

Explanatory Note:  This Free Writing Prospectus is being filed to correct a typographical error under “Expected Ratings (Moody’s/S&P/Fitch)*” in the Free Writing Prospectus filed on June 22, 2015 (the “Original Free Writing Prospectus”).  No other changes are made to the Original Free Writing Prospectus.

Final Term Sheet

$300 million 5.00% Senior Notes due 2025

Issuer:	Corporate Office Properties, L.P.
Guarantor:	Corporate Office Properties Trust
Format:	SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3/BBB-/BBB-
Principal Amount:	$300 million
Title of Securities:	5.00% Senior Notes due 2025
Trade Date:	June 22, 2015
Original Issue Date (Settlement Date):	June 29, 2015 (T+5)
Maturity Date:	July 1, 2025
Interest Payment Dates:	Semi-annually in arrears on each January 1 and July 1, commencing January 1, 2016
Benchmark Treasury:	2.125% due May 15, 2025
Benchmark Treasury Price/Yield:	97-29/2.363%
Spread to Benchmark Treasury:	T+270 basis points
Yield to Maturity:	5.063%
Coupon (Interest Rate):	5.00% per annum
Public Offering Price:	99.510% of the principal amount
Optional Redemption Provisions:
Make-Whole Call:	Prior to April 1, 2025, T+45 basis points
Par Call:	On or after April 1, 2025
CUSIP / ISIN:	22003B AK2 / US22003BAK26
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Regions Securities LLC
Stifel, Nicolaus & Company, Incorporated
Co-Managers:	Capital One Securities, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated June 22, 2015 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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